Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

9/13

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 September 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE UNDER ASX LISTING RULE 3.4

Attached is a notice pursuant to ASX Listing Rule 3.4 following the close of the offers under the off-market bid by Tabcorp Investments No.5 Pty Ltd for all of the ordinary shares in UNiTAB Limited.

Kerry Willcock
Executive General Manager – Corporate and Legal

Distribution schedule of the number of holders in each class of equity securities in Tabcorp Holdings Limited as at 31 August 2006

	Ordinary shares		Performance options(i)		Share rights(ii)	
Number of securities held	Number of holders	Number of securities	Number of holders	Number of securities	Number of holders	Number of securities
1 - 1,000	182,524	50,323,854	0	0	0	0
1,001 - 5,000	47,332	99,102,909	0	0	20	64,845
5,001 - 10,000	3,843	27,426,675	3	24,671	26	183,131
10,001 - 100,000	1,673	36,928,542	48	1,587,061	14	241,325
100,001 and Over	138	311,145,036	9	2,016,948	0	0
Total	235,510	524,927,016	60	3,628,680	60	489,301

In addition to the securities shown above, options were allocated to the Managing Director and Chief Executive Officer in four Tranches from commencement of employment on 8 October 2002, with each Tranche comprising 250,000 options.

(i) Performance Options issued pursuant to the Company's Long Term Performance Plan.
(ii) Share Rights issued pursuant to the Company's Long Term Performance Plan.

20 largest holders of ordinary shares in Tabcorp Holdings Limited as at 31 August 2006

	Name of holder*	Number of securities held	Percentage of issued capital %
1.	National Nominees Limited	57,149,758	10.89
2.	J P Morgan Nominees Australia Limited	46,116,043	8.79
3.	Westpac Custodian Nominees Ltd	42,889,441	8.17
4.	RBC Dexia Investor Services Australia Nominees Pty Limited	42,080,081	8.02
5.	Citicorp Nominees Pty Limited	25,225,269	4.81
6.	ANZ Nominees Limited	20,067,359	3.82
7.	HSBC Custody Nominees (Australia) Limited	14,200,119	2.71
8.	Cogent Nominees Pty Limited	8,830,051	1.68
9.	UBS Nominees Pty Ltd	7,796,033	1.49
10.	AMP Life Limited	3,982,511	0.76
11.	UBS Wealth Management Australia Nominees Pty Ltd	3,226,527	0.61
12.	Queensland Investment Corporation	2,791,924	0.53
13.	Invia Custodian Pty Limited	2,675,809	0.51
14.	Questor Financial Services Limited	2,158,200	0.41
15.	Mr Matthew Slatter	2,071,130	0.39
16.	Perpetual Trustee Co Ltd (Hunter)	1,975,969	0.38
17.	Bond Street Custodians Limited	1,955,892	0.37
18.	Merrill Lynch (Australia) Nominees Pty Ltd	1,911,496	0.36
19.	Argo Investments Limited	1,784,810	0.34
20.	Warbont Nominees Pty Ltd	1,769,896	0.34
	Total of top 20 shareholders	290,658,318	55.37

* On a grouped basis.